Suite 1550 – 355 Burrard Street

Vancouver, B.C., Canada, V6C 2G8

Tel: (604) 331-1757  Fax: (604) 669-5193

CDNX - DRK

OTC BB - DRKOF

March 26, 2004                                                                                Form 20-F File No.: 0-30072

(Vancouver, B.C., March 26, 2004) – Derek Oil & Gas Corporation (the “Company”) reports that the private placement announced on February 13, 2004 has been closed.  A total of 729,000 units at a price of $0.75 per unit were placed for gross aggregate proceeds of $546,750.00.  Each unit consists of one common share and one-half of a common share purchase warrant.  One full common share purchase warrant can be exercised for one additional share at a price of $0.90 per share for up to two years after the date of closing.

The Company further reports that incentive stock options totaling 130,000 shares have been granted to an employee of the Company and a consultant to the Company.  The incentive stock options are exercisable for five years at a price of $0.60 per share.

DEREK OIL & GAS CORPORATION

        ”Barry C.J. Ehrl”

Barry C.J. Ehrl, Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

www.derekresources.com

Corporate e-mail:  info@derekresources.com

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.